DIANA SHIPPING INC.®

20th NYSE Listing Anniversary Investor Meeting

April 1, 2025

20 YEARS DSX LISTED NYSE

Forward Looking Statements

Cautionary statement regarding onward-looking statements

This presentation does not constitute or form part of and should not be construed as an offer to sell any security or an invitation, solicitation, or inducement to purchase or subscribe for any security. This presentation should not be construed and does not constitute either advice or a recommendation regarding the purchase, holding or sale of any security. No representations or warranties, express or implied, are given in, or in respect of the accuracy or completeness of any information included in, this presentation. Matters discussed in this presentation may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.



The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements. We undertake no obligation, except as required by law, to publicly update or revise any forward-looking statements contained in this presentation, whether as a result of new information, future events or otherwise.



The forward-looking statements in this presentation are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.


LOS ANGELES

In addition to these important factors, other important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company's vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, including risks associated with the continuing conflict between Russia and Ukraine and related sanctions, potential disruption of shipping routes due to accidents or political events, including the escalation of the conflict in the Middle East, vessel breakdowns and instances of off-hires and other factors. Please see the Company's filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The Company undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.



20 YEARS DSX LISTED NYSE

Diana's Overview

40% NET DEBT/MARKET VALUE[1]

US$207.2m OF CASH[2]

ASSETS OF US$1.1b MARKET VALUE

11.40 years
AVERAGE AGE[3]

4.1m DWT
CARRYING
CAPACITY[3]

99.7%
AVERAGE FLEET
UTILIZATION[4]

12 groups
OF SISTER VESSELS


Ultramax
13%
Newcastlemax
20%
Panamax
11%
Kamsarmax
12%
35%
9%
Post-
Panamax
Capesize

LEGACY SINCE 1972

24 MT Cargo Carried[2]

984 employees[2] ACROSS SEA & ASHORE

LISTED SINCE 2005

GLOBAL OPERATIONS

STRONG ESG FOCUS

37 vessels
ON THE WATER[5]

6 vessels
MORTGAGE FREE

2 newbuildings
TO BE DELIVERED WITH METHANOL DUAL-FUEL PROPULSION



20 YEARS DSX LISTED NYSE

Source: Company Information
Note 1) Fleet market values as of December 31, 2024. Total market value also includes Company's investments and property as of December 31, 2024.
Note 2) As of December 31, 2024
Note 3) As of March 24, 2025
Note 4) For the year ended December 31, 2024.
Note 5) 32 vessels are managed by Diana Shipping Services S.A. and 5 vessels are managed by Diana Wilhelmsen Management Limited

20-year Journey - Key Milestones

1999
Symeon Palios established in Liberia "Diana Shipping Investment Corp."

2005
March 2005
IPO of $194m

2005-2009
Follow-on offerings of $666.2m and distributed $495m of dividends





2006
Shipbuilding contracts for two Capesize dry bulk carrier

Acquired its commercial and technical manager, for $20.0m

2010
Partial spin off of Diana Containerships Inc.(NASDAQ: DCIX)

2014
Public offering of its DSXPRB shares, raising net proceeds of $62.7m

2015
50/50 joint Venture with Wilhelmsen Ship Management

2017
51 dry bulk vessels



2020


ESG

2021
Semiramis Paliou appointed CEO

Spin-off 3 dry bulk vessels.
Incorporation of OceanPal Inc. (NASDAQ:OP)

2022
Acquired 9 Ultramax dry bulk vessels for $330m

2023
Ordered 2 Methanol Dual Fuel newbuilding Kamsarmax dry bulk vessels.
New joint venture for 4 CSOVs

2024
Created our own manning agency in Manila

2025
New joint venture "Ecogas" for 2x7,500 cbm semi-refrigerated LPG newbuildings.

Experienced Management Team and Board of Directors

Executive Committee Members

Semiramis Paliou,
Director & CEO

- CEO of DSX since 2021, Director since 2015
- 20+ years of experience in shipping operations, technical management and crewing



Anastasios C. Margaronis,
Director and President

- President and a Director of DSX since 2005
- 45 years with Diana Shipping



Ioannis G. Zafirakis,
Director, Co-CFO, CSO & Secretary & Treasurer

- Co-CFO and Treasurer of DSX since 2020, Director and Secretary since 2005
- 27 years with Diana Shipping



Eleftherios Papatrifon,
Director

- 4 years with DSX
- 20+ years of C-Level experience in shipping



Highly Experienced Management Team

Maria Dede,
Co-CFO

- Co-CFO since 2025
- 20+ years of accounting experience within shipping



Margarita Veniou
Chief Corporate Development, Governance & Communications Officer

- Chief Corporate Development, Governance & Communications Officer since 2022
- 20+ years with Diana Shipping



Maria-Christina Tsemani
Chief People Officer

- CPO of Diana Shipping since 2022
- 20+ years of HR experience



Board of Directors

Simeon P. Palios,
Chairman

Semiramis Paliou,
Director & CEO

Anastasios C. Margaronis,
Director and President

Ioannis G. Zafirakis,
Director, Co-CFO, CSO & Secretary & Treasurer

Eleftherios Papatrifon,
Director

Apostolos Kontoyannis,
Director

Kyriacos Riris,
Director

Jane Chao,
Director

Konstantinos Psaltis,
Director

Konstantinos Fotiadis,
Director

Simon Morecroft,
Director

Strong & Consistent Financial Performance

Operating revenues (USDm)



103 116 190 337 239 275 256 221 164 176 158 114 162 226 221 170 214 290 262 228
2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024

EBITDA (USDm)



77 81 141 269 169 187 166 125 56 52 29 -12 34 92 87 36 103 181 130 98
2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024

Net debt to net book value of fleet



-3% 25% 9% 18% -1% 3% -4% 1% 14% 19% 27% 32% 50% 37% 38% 46% 43% 52% 52% 49%
-8 124 82 176 -9 38 -43 12 191 265 407 477 536 379 347 337 297 520 481 430
2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024

Cash and equivalents (USDm)



21 15 17 62 282 345 417 447 241 219 193 121 66 151 128 83 127 144 162 207
2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024

20 YEARS DSX LISTED NYSE

Dividend History & Shareholder Returns


Cash dividend per share
Dividend in kind per share
Cumulative dividend paid since 2005 = $11.056 per common share
Cumulative dividend payout
$12.00
$10.00
$8.00
$6.00
$4.00
$2.00
$0.00
$0.080
$0.540
$0.465
$0.400
$0.345
$0.355
$0.400
$0.460
$0.500
$0.510
$0.580
$0.600
$0.850
$0.910
$0.950
$0.451
$0.100
$0.200
$0.459
$0.250
$0.275
$0.175
$0.150
$0.184
$0.150
$0.150
$0.101
$0.150
$0.075
$0.010
Q1 2005
Q2 2005
Q3 2005
Q4 2005
Q1 2006
Q2 2006
Q3 2006
Q4 2006
Q1 2007
Q2 2007
Q3 2007
Q4 2007
Q1 2008
Q2 2008
Q3 2008
Q1 2011
Q3 2021
Q4 2021
Q1 2022
Q2 2022
Q3 2022
Q4 2022
Q1 2023
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Q2 2024
Q3 2024
Q4 2024

Source: Company

Resilience through Shipping Market Cycle



Phase 2005-2009
Phase 2010-2020
Phase 2021-today
12,000
10,000
8,000
6,000
4,000
2,000
0
Baltic Exchange Dry Index
Mar-2005
Mar-2006
Mar-2007
Mar-2008
Mar-2009
Mar-2010
Mar-2011
Mar-2012
Mar-2013
Mar-2014
Mar-2015
Mar-2016
Mar-2017
Mar-2018
Mar-2019
Mar-2020
Mar-2021
Mar-2022
Mar-2023
Mar-2024
Mar-2025
BDI
Equity Offering
Bond Issuance
Share Repurchase

20 YEARS DSX LISTED NYSE

Strategic Vision for the Future – Exploiting New Sectors

Aligning with our evolving focus, this trend reflects global trade shifts and the growing demand for new commodity transport driven by economic changes and sustainability goals

Participation in Ecogas project

USD 18.5m
TOTAL INVESTMENT

ORDERED 2X7,500 CBM SEMI-REFRIGERATED LPG NEWBUILDINGS




LPG
LPG
LPG
LPG

80%
PARTICIPATION IN THE JV

- Option for two additional vessels
- Delivery of the first vessel is expected in the first quarter of 2027
- Delivery of the second vessel is expected in the fourth quarter of 2027

Participation in Windward CSOV project

46%
PARTICIPATION IN THE JV

EUR 7.6m
REMAINING COMMITMENT (EUR 42.4M ALREADY PAID)


VARD

- Length of 87.5m and beam of 19.5m
- Height-adjustable motion-compensated gangway with elevator system
- Height-adjustable boat landing system
- Battery hybrid system
- Methanol ready

Project partners:

searenergy limited | BLUE STAR GROUP | DIANA SHIPPING INC. | SERVERSE | Marubeni

20 YEARS DSX LISTED NYSE

Strategic Vision for Dry Bulk Shipping

Mission to actively participate in the evolution of sustainable shipping transition by embracing innovation and building partnerships while remaining financially robust

2x methanol dual-fuel newbuilds


TSUNEISHI
POWERED BY METHANOL

USD 92m
TOTAL INVESTMENT WITH BACK-HEAVY INSTALLMENT SCHEDULE

Late 2027 and early 2028
DELIVERIES, CONSTRUCTED AT TSUNEISHI GROUP

19-23%
IMPROVED FUEL EFFICIENCY DEPENDING ON SAILING SPEED

81,200 DWT capacity capable of operating on either methanol or fuel oil interchangeably. When powered by green methanol, the vessels are designed to produce near-zero GHG emissions based on the well-to-wake fuel life cycle assessment methodology

~75%
GHG EMISSION REDUCTION WHEN ON RENEWABLE METHANOL

To summarize

Leading pure play dry bulk carrier company...

Legacy
safely navigated through shipping cycles since 1972

Listed on NYSE
since 2005

Experienced management team
ready to deliver on the challenges of the shipping industry

Excellent ongoing stakeholder engagement
maintaining its high reputation and strong relationships

Rewarding our shareholders
with attractive cash and in-kind dividends, whenever possible.

...with a consistent, non-speculative and disciplined strategy

Consistently staggered
chartering strategy targeting quality counterparts

Maintaining a solid balance sheet
with strong cash position of US$207.2m and net LTV of 40%

Countercyclical approach
through strengthening the balance sheet in strong markets. No restructuring at any time in the cycle

Focusing on a modern high quality fleet
to ensure efficient operations

ESG Strategy
a strong ethical culture a solid governance, and advanced digitalization initiatives, ensuring long-term excellence.

Celebrating a New Milestone – Our 20th NYSE Listing Anniversary

Our ultimate goal remains the generation of long-term shareholder value.

We appreciate the 20-year partnership with NYSE, the optimal platform for companies like DIANA SHIPPING focusing on optimizing capital structure and taking advantage of opportunities presented.

20 YEARS DSX LISTED NYSE

DIANA SHIPPING INC.®

Thank you

20 YEARS DSX LISTED NYSE